      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 31, 2003

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    ----------------------------------------

                                   SCHEDULE TO
                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                  dELiA*S CORP.
                       (Name of Subject Company (Issuer))

                            DODGER ACQUISITION CORP.,
                          a wholly-owned subsidiary of
                                   ALLOY, INC.
                       (Name of Filing Person (Offerors))
                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                                    24688Q101
                      (CUSIP Number of Class of Securities)

                                   COPIES TO:
                               MATTHEW C. DIAMOND
                      Chairman and Chief Executive Officer
                        151 West 26th Street, 11th Floor
                               New York, NY 10001
                                 (212) 244-4307

        SAMUEL A. GRADESS                         RICHARD M. GRAF, ESQ.
     Chief Financial Officer                   Katten Muchin Zavis Rosenman
151 West 26th Street, 11th Floor             1025 Thomas Jefferson Street, NW
       New York, NY 10001                          Washington, DC 20007
         (212) 244-4307                            Tel.: (202) 625-3500

                 (Name, Address and Telephone Numbers of Person
               Authorized to Receive Notices and Communications on
                            Behalf of Filing Persons)

                            CALCULATION OF FILING FEE

      TRANSACTION VALUATION                        AMOUNT OF FILING FEE
          Not Applicable                              Not Applicable

|_| Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                  None                                Filing Party:         Not Applicable
Form or Registration No.:                Not Applicable                      Date Filed:           Not Applicable


|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X| third-party tender offer subject to Rule 14d-1.

|_| issuer tender offer subject to Rule 13e-4.

|_| going-private transaction subject to Rule 13e-3.

|_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                                                  Contacts:        Alloy:
                                                                   ------
                                                  Sam Gradess
                                                  Chief Financial Officer
                                                  212/244-4307
     For immediate release:

                                                  ALLOY INVESTOR RELATIONS:
                                                  A.J.
                                                  Goodman
                                                  PR21,
                                                  Inc.
                                                  212/299-8888




          ALLOY ANNOUNCES DEFINITIVE AGREEMENT TO ACQUIRE dELiA*s
          Combination Will Create Premier Teen-Focused Multi-Channel Merchandise Business
          Substantial Growth Opportunities and Synergies Expected to be Realized Experienced Management Hired to Run Merchandise Business
          Opportunities to Sell, Merge or Spin-off Merchandise Business to be Pursued




NEW YORK, NY - JULY 31, 2003 - Alloy, Inc. (Nasdaq:ALOY) today announced that it has entered into a definitive agreement with dELiA*s Corp (Nasdaq:DLIA) providing for Alloy to acquire all of the outstanding shares of dELiA*s common stock for $0.928 per share in cash, which, based on an assumed total of approximately 53.9 shares outstanding, equates to a total purchase price of approximately $50 million. The boards of directors of both companies have approved the acquisition agreement.

Under the terms of the acquisition agreement, Dodger Acquisition Corp., a wholly-owned subsidiary of Alloy, will make a tender offer to purchase all outstanding shares of dELiA*s common stock at a price of $0.928 per share in cash. The tender offer will be subject to certain customary conditions, including the receipt of all necessary government approvals and the tender, without withdrawal prior to the expiration of the offer, of at least a majority of dELiA*s outstanding shares on a fully-diluted basis. The transaction is expected to close during Alloy's 2003 fiscal third quarter.

The acquisition agreement provides for the tender offer, which is expected to commence by August 6, 2003, to be followed by a second step merger in which those shares not tendered will be converted into the right to receive the same $0.928 per share in cash. Stockholders representing approximately 35% of the outstanding shares of dELiA*s have entered into support agreements under which they have agreed, among other things, to tender their shares in the tender offer and if necessary, to vote their shares in favor of the proposed merger.

In response to reaching the definitive agreement, Matthew Diamond, Alloy's Chairman and Chief Executive Officer stated, "We are thrilled to be in position to bring together the leading teenager-focused direct marketing companies. We believe that the combination will create the premier teen multi-channel merchandise business, with a $300 million annual revenue base; a merged database of over 20 million names; a stable of recognized distribution brands; and strong growth platforms in direct marketing, retail stores and product licensing. In addition, our media and advertising offerings will be enhanced by the reach of dELiA*s print catalog circulation, Web site traffic and physical presence in shopping malls. Moreover, we anticipate that the merger of the businesses should generate a combination of revenue and cost synergies of at least $10 million to $15 million per annum, underpinning the longer-term accretion we expect this transaction to deliver. We expect to begin realizing many of these synergies in the 2004 fiscal year."

Mr. Diamond continued, "We intend to maximize shareholder value by enhancing the existing management team and exploring strategic alternatives for the combined merchandise business. We have hired Walter Killough, Jr., the former Chief Operating Officer of J. Crew, and we will be pursuing opportunities to hire other senior executives attracted to this unique property in the dynamic youth market. Further, we plan to be proactive in exploring value creating transactions involving the merchandise business including receipt of a strategic investment, a merger, an outright sale, or a full or partial leveraged spin-off to the public."

Mr. Diamond concluded, "We anticipate that the acquisition will close during our fiscal third quarter. However, due to the uncertainty regarding the actual timing of the closing, the acquisition's impact on our fiscal 2003 financial results cannot be determined at this time. We anticipate that the acquisition of dELiA*s will be initially dilutive due to the need to stabilize its retail operations and integrate our respective merchandise operations. However, we believe that the benefits of scale, efficiency, growth, additional branding and media reach resultant from the transaction more than offset expected near-term dilution and will position Alloy to generate increased long-term shareholder value. We expect that this transaction will contribute $5 million to $10 million of incremental earnings before interest, taxes, depreciation and amortization ("EBITDA") to Alloy in the 2004 fiscal year."

Lehman Brothers has acted as financial advisor to Alloy with respect to this transaction. Katten Muchin Zavis Rosenman has acted as counsel to Alloy.

A conference call to discuss Alloy's acquisition of dELiA*s will be held today, July 31 at 9:00 a.m. EDT. The call will be open to the public. Members of the public who would like to access the conference call should dial 888-428-4478. The pass code for all callers is 694247. The conference call will also be accessible at Alloy's Investor Relations Web site at www.alloyinc.com (click on the "Corporate" tab). For those unable to listen to the live broadcast, a replay will be available on Alloy's Investor Relations Web site through October 30, 2003. The replay will also be available on July 31, 2003 at 12:30 p.m. EDT through August 7, 2003 at 11:59 p.m. EDT by calling 800-475-6701 (access code 694247).

ABOUT ALLOY


Alloy, Inc. is a media, marketing services and direct marketing company targeting Generation Y, a key demographic segment comprising the more than 60 million boys and girls in the United States between the ages of 10 and 24. Alloy's convergent media model uses a wide range of media assets to reach more than 25 million Generation Y consumers each month. Through Alloy's 360 Youth media and marketing services unit, marketers can connect with the Generation Y audience through a host of advertising and marketing programs incorporating Alloy's media and marketing assets such as direct mail catalogs, magazines, college and high school newspapers, Web sites, school-based media boards, college guides, and sponsored on- and off-campus events. Alloy generates revenue from its broad reach in the Generation Y community by providing marketers advertising and marketing services through 360 Youth and by selling apparel, accessories, footwear, room furnishings and action sports equipment directly to the youth market through catalogs, Web sites and magazines. For further information regarding Alloy, please visit our Web site (www.alloyinc.com) and click on "Corporate" tab. Information on 360 Youth's advertising and marketing services can be found at www.360youth.com.

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of dELiA*s. dELiA*s stockholders are advised to read the tender offer statement and the solicitation/recommendation statement regarding the acquisition referenced in this press release, which will be filed with the Securities and Exchange Commission upon the commencement of the tender offer. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to the offer. dELiA*s stockholders may obtain a free copy of the tender offer statement and the solicitation/recommendation statement when they are available and copies of other documents filed by Alloy and dELiA*s with the SEC at the SEC's Web site at http://www.sec.gov/. The tender offer statement and the solicitation/recommendation statement and these other documents may also be obtained by dELiA*s stockholders without cost to them from Alloy and dELiA*s, by directing a request to Alloy, Inc., Investor Relations, 151 W. 26th Street, 11th Floor, New York, New York 10001 (tel: 212-244-4307) or to dELiA*s Corp., Investor Relations, 435 Hudson Street, New York, New York 10014 (tel:
212-807-9060).



                   ###########################################